Urban Juncture Inc.
Unaudited Balance Sheet
as of December 31, 2017

ASSETS		
Current Assets		
Cash	$	153,448
Loan to Forum		42,025
Loan to Jerk Shack		193,348
Loan to Bronzveville Builders		440
Loan to 300 E. 51st		630,874
Total Current Assets		1,020,134
Propery and equipment,net		15,621
Other Assets		
Loan Receivable		2,500,000
Investments		1,043,095
Total Other Assets		3,543,095
Total Assets	$	4,578,850
LIABILITIES & EQUITY		
Current liabilities:		
Interest payable		131,158
Total Current Liabilities		131,158
Loans from owner		1,047,667
Loan payable from related parties		60,000
Notes payable		2,837,133
Total long term liabilities		3,944,800
Total Liabilities		4,075,958
Common Stock		100
Paid in Capital		781,895
Retained Earnings		(279,103)
Total Equity		502,892
Total Liabilities & Equity	$	4,578,850

The accompanying notes are an integral part of these financial statements.

Urban Juncture Inc.
Unaudited Income Statement
For Year Ended December 31, 2017

Income				
	Other Income	$ 6,268		
	Total Income	6,268		
Expense				
	Advertising/Promotional	830		
	Bank Charges	170		
	Computer Supplies	801		
	Contributions	29,647		
	Depreciation	3,727		
	License and Fees	785		
	Office Expense/Supplies	788		
	Postage	49		
	Telephone	674		
	Auto & Truck Expense	156		
	Credit Card Fees	289		
	Data Processing	891		
	Meals and Entertainment	2,106		
	Insurance	2,650		
	Interest	252,568		
	Legal and Accounting	2,188		
	Miscellaneous Expense	86		
	Consultants	4,650		
	Utilities	4,016		
	Repairs and Maintenance	5,399		
	Security	421		
	Supplies	247		
	Travel	75		
	Total Expense	313,211		
	Net Ordinary Income	(306,943)		
	Net Income	$ (306,943)		

The accompanying notes are an integral part of these financial statements.

Urban Juncture Inc.
Unaudited Statement of Cash Flows
For the Year Ended December 31, 2017

Cash Flows From Operating Activities:		
Net Income	$	(175,785)
Adjustments to reconcile Net Income		
to net cash provided by operations:		
(Increase) Decrease in Operating Assets:		
Loan to Forum		11,236
Depreciation expense		3,727
Loan to Bronzveville Builders		(440)
Loan to 300 E. 51st		(480)
(Increase) Decrease in Operating Liabilities:		
Accrued expense		(1,090)
Loan to Bronzeville Builders		(40)
Net cash provided by Operating Activities		(162,872)
Financing Activities		
Loan from owner		13,000
Loan from related party		(809)
Notes Payable		347,096
Paid in Capital		(49,776)
Net cash provided by Financing Activities		309,511
Net cash increase for period		146,639
Cash at beginning of period		6,809
Cash at end of period	$	153,448
Supplemental disclosure of cash flow information:		
Interest paid	$	121,409

The accompanying notes are an integral part of these financial statements.

Urban Juncture Inc.
Unaudited Statement of Shareholder's Equity
December 31, 2017

		Common Stock	Paid-in Capital	Retained Earnings	Total Stockholders Equity
Balance, December 31, 2016		$ 100	$ 831,671	$ 27,841	$ 859,611
Transfers to related party			(49,776)		(49,776)
Net Income				(306,943)	(306,943)
Balance, December 31, 2017		$ 100	$ 781,895	$ (279,103)	$ 502,892

The accompanying notes are an integral part of these financial statements.

Note 1: Organization and nature of business

Urban Juncture ("The Company") was incorporated in 2003, its primary purpose to acquire and develop enterprises and create jobs and valuable neighborhood amenities in order to revitalize economically challenged urban communities. The Company co-owns 300 East 51st LLC with Community Reinvestment Fund.

300 East 51st LLC owns the 300-314 East, 320 East, and 343-347 East 51st Street properties.

The Company has developed office space on the second floor of 300-314 East 51st Street as well as a 5000 sq. ft. rooftop farm that occupies most of the roof on the single story portion of the building.

In conjunction with Urban Juncture Foundation, the company has developed a community garden at 343-347 East 51st Street and a shipping container mall at 320 East 51st Street.

The Company plans to build four food-related businesses located on the first floor of 300-314 East 51st Street along with some common space. Rehabilitation will include tenant build out for each individual restaurant/store, common area improvements, further development of the shipping development mall at 320 East 51st Street, and several environmentally sustainable design features.

The Company holds a General Contractor license to allow it to perform some of the work needed on its properties. It subcontracts all of the work to be done to other contractors and has no paid employees. Bernard Loyd acts as construction manager as necessary.

Note: 2 Significant Accounting Policies

<u>Basis of Presentation</u>

These financial statements were prepared in accordance with accounting principles generally accepted in the United States (GAAP).

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

<u>Fair Values</u>

The carrying amount for cash and cash equivalents, receivables and current liabilities approximate fair value due to the short period of time to maturity.

<u>Related Parties</u>

The initial investor and owner of the company, Bernard Loyd, and relatives have provided working capital for the Company at 0% interest rate and no specified maturity date. As of December 31, 2016 the amount due to related parties is $1,713,729.

Bernard Loyd is the owner of The Forum, 318-328 East 43rd Street.

Bernard Loyd is majority owner of the Bronzeville Jerk Shack.

Bernard Loyd is founder and one of three directors of Urban Juncture Foundation, a 501c3 non-profit that works closely with the Company. Urban Juncture Foundation is the sponsor/manager of Bronzeville Community Garden, Bronzeville Bikes, Boxville, the Greenline Farm, and The Bronzeville Incubator and provides operations management services to the Bronzeville Cookin' project.

Note 3. Concentration of Credit Risk

Certain financial instruments potentially subject the company to concentration of credit risk. These financial instruments consist primarily of cash and cash equivalents and receivables. The Company maintains its cash in various bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Note 4. Related Party Transactions and Contributions

During the year ended December 31, 2017, the company made in-kind contributions of $72,500 for donated space and contributions of $29,647 for operational expenses to Urban Juncture Foundation. Bernard Loyd made in-kind contributions of $150,000 for donated management services to Urban Juncture Foundation.

Note 5. Receivables

The company provides working capital to entities in which it has investments and there is no interest rate or maturity date. As of December 31, 2017, the company had the following loan receivables:

The Forum	$ 42,025
Jerk Shack	193,348
Bronzeville Builders	440
300 E. 51st	630,874
Current loan receivables	$ 866,686

The Company entered into a construction loan agreement with ComReinvest New Markets LLC (part V and VI) on September 14, 2012 for $2,000,000 for 300 East 51st St LLC. The loan is a leveraged New Market Tax Credit investment in which the Company borrowed the funds and loaned them to 300 East 51st LLC. The debt has an interest rate of .84% per annum. Interest is payable quarterly until paid in full. Interest shall be calculated on the basis of a 360-day year utilizing 30-day months. Commencing on March 1, 2021 and on the 1st day of the month following each calendar quarter thereafter, consecutive quarterly installments of principal and accrued and unpaid interest, with principal amortized over a term of thirty (30) years commencing September 14, 2020 shall be payable in quarterly installments. On September 14, 2042 the entire balance of principal and interest due shall be paid full. Prior to September 14, 2020, the Company does not have the right to pre-pay the principal amount or any installments due hereunder; thereafter the Company can pre-pay the note or any installments due hereunder, in full or in part, without penalty.

The loan receivables are presented by ownership percentages as follows:

Loan Receivables V-51st SPE	$1,161,000
Loan Receivables VI-51st SPE	839,000

The Company entered into a direct loan agreement with the Illinois Department of Commerce and Economic Opportunity (DCEO) for $500,000. The Company borrowed the funds and loaned them to 300 East 51st LLC. As of December 31, 2017 the receivable amount was $500,000.

Note 6. Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated on a straight-line method over the estimated useful lives of the assets. Furniture and computer equipment are depreciated over 3 to 5 years.

Cost of improvements that extend the useful life of property are capitalized when incurred. These capitalized costs may include structural costs, equipment, fixtures, interior walls, electrical and plumbing additions, floor and wall coverings.

Furniture & Fixtures	$36,927
Computer Equipment	3,083
Leasehold improvement	10,309
Total Property and Equipment	50,319
Less: Accumulated Depreciation	(34,698)
Property and equipment, net	$15,621

Note 7. Investments

Investments are recorded at cost. The Company has made the following investments:

Restaurant			
	Southern Breakfast LLC	$	8,264
	Jerk Shack		6,470
	G and S LLC		8,771
	Urban Vegetarian LLC		14,670
Parking Lot			
	320 East 51st LLC		158,000
Real Estate			
	Bronzeville Oasis		9,700
	300 East 51st LLC		807,220
Intellectual			
	Bronzeville Press		30,000
	Investments	$	1,043,095

Note 8. Debt

The Company entered into several loan agreements in which the loan proceeds are to be used to create four food-related businesses located on the first floor of 300-314 East 51st Street along with some common space, office space on the second floor, and a rooftop farm/stormwater management facility. Rehabilitation is to include tenant build out for each restaurant/store, common area improvements, completion of a surface parking lot at 320 East 51st Street/5044-48 S. Calumet Ave., a community garden at 343-347 East 51st Street and several environmentally sustainable design features. The Company has undertaken the redevelopment of the site in accordance with a plan for the Site and Redevelopment Agreement with the City of Chicago, to be financed in part by a tax increment financing allocation, equity and debt.

The loan agreements are as follows:

Chicago Community Loan Fund, an Illinois not-for-profit corporation provided an interest-only construction loan for $1,800,000 on September 21, 2012 at an interest rate of 7.5% per annum, which was amended to a principal amount of $2,200,000 on April 30, 2015.

The loan requires monthly interest payments. As of December 31, 2017, the interest and principal amount due is $2,192,453. The interest expense paid in 2017 is $121,410. The construction loan is convertible to a 3-year permanent loan with 20 year amortization at a 7% interest rate plus a 4-year extension conditioned on achieving certain debt service conditions.

Illinois Department of Commerce and Economic Opportunity (DCEO), an Illinois not-for-profit corporation, provided a construction loan for $500,000 on September 21, 2012. The debt has an interest rate of 1% per annum. The interest expense paid in 2017 is $2,514.

Approximately 145 investors, through the WeFunder equity crowdfunding platform, provided interest-only loans for an aggregate of $144,679 on December 18, 2017 at an interest rate of 5% per annum for 10 years. This loan requires annual interest payments beginning December 18, 2018.

Note 9. Income Taxes

The Company files U.S. federal and state income tax returns as an S corporation thus no income tax expense is reported.